United States Securities and Exchange Commission Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION Pursuant to Rule 14a-103

Name of the Registrant: JPMorgan Chase & Co.

Name of persons relying on exemption: Sierra Club Foundation
Address of persons relying on exemption:

2101 Webster Street, Suite 1250, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

JPMorgan Chase & Co.

Shareholder Proposal No. 9: Report on Setting Absolute Contraction Target

Sierra Club Foundation seeks your support for Proposal No. 9 on the JPMorgan Chase & Co. (“JPM” or “the Company”) 2022 proxy ballot. The resolved clause states:

Shareholders request that the Board of Directors issue a report that sets absolute contraction targets for the Company’s financed greenhouse gas emissions, in accordance with United Nations Environmental Program Finance Initiative (UNEP FI) recommendations to the G20 Sustainable Finance Working Group, for credible net zero commitments.

Proponents request that, in the discretion of board and management, the report address the lack of need for new fossil fuel development beyond projects already committed as of 2021, as set forth in the UNEP FI recommendations.

We urge JPM investors to vote FOR Proposal No. 9 to protect shareholder value by holding the board accountable for managing material risks from the Company’s financing of new fossil fuel development.

Summary

•	JPM has committed to a 1.5°C pathway, but has set targets that would allow the Company to violate its pledge.

•	Greenwashing concerns about JPM’s NZBA commitment are warranted.

•	Absolute emissions target allows shareholders and the Company to more effectively evaluate and monitor JPM’s commitment to net zero.

•	The Proposal is focused on JPM’s NZBA commitment, and disclosure that would hold the Company accountable for its financing of fossil fuel expansion in alignment with that commitment. It is not asking for a divestment from fossil fuels.

•	The Proposal would improve the ability of shareholders to assess material risks associated with JPM’s financing of fossil fuel expansion.

JPM has committed to a 1.5°C pathway, but has set targets that would allow the Company to violate its pledge

JPM is a member of the Net Zero Banking Alliance (NZBA), an industry-led, UN-convened alliance that represents over 100 banks and 40% of global banking assets “to drive collective, aligned and credible progress toward achieving net-zero emissions by 2050.”1 When JPM joined the NZBA, CEO Jamie Dimon committed2 JPM to following the NZBA’s guidelines, including aligning financed emissions with a maximum temperature rise of 1.5°C and using no/low overshoot decarbonisation scenarios from credible and well-recognized sources. (A no/low overshoot scenario seeks to minimize any temporary increase in temperature above the long-term goal of 1.5°C.)

JPM has set intensity-based targets for greenhouse gases from certain financed sectors. However, such intensity-based targets can violate a central tenet of credible no/low overshoot decarbonisation scenarios, by perpetuating the financing of new fossil fuel exploration and development. There is no credible 1.5°C scenario that allows for new fossil fuel development. Limiting emissions to 1.5°C requires a 3-4% decrease in oil and gas production per year, which matches the production decline from existing fields. This is why the International Energy Agency (IEA), when unveiling its Net Zero Energy scenario (NZE2050), stated that “…no fossil fuel exploration is required and no new oil and natural gas fields are required beyond those that have already been approved for development.”3 The constraint of no new fossil fuel development reflects a fundamental aspect of all credible 1.5°C pathways, that demand for oil and gas declines significantly and can be met with production from existing fields.

The NZBA recently commented on the use of climate scenarios by its members, stating that:

“While some civil society bodies have advocated for exclusive use of the highly ambitious IEA NZE2050 model as the sole basis for net-zero pathway planning, the Alliance views it as one of several credible models that help members understand how they might navigate a route to decarbonizing their portfolios. The Alliance seeks to drive ambition among its members to rely on the most recent and robust science, and the Guidelines will continue to evolve over time as methodological and data approaches develop. In their current iteration, the NZBA Guidelines’ required use of “credible science-based climate scenarios” encompasses both the IPCC P1/P24 and IEA NZE2050.”5 [footnote added]

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1 https://www.unepfi.org/net-zero-banking/

2 https://www.unepfi.org/net-zero-banking/commitment/

3 https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf

4 https://www.ipcc.ch/site/assets/uploads/sites/2/2019/09/SR15_Slide_Deck.pdf

5 https://www.unepfi.org/news/industries/banking/nzba-responds-to-recent-research-on-fossil-fuels-coal/

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The NZBA’s recent comment also addressed the expansion of fossil fuel financing, stating that:

“The Net-Zero Banking Alliance does not support the financing of fossil fuel expansion. However, the Alliance believes that immediate divestment from existing fossil fuel positions will not necessarily bring about the required real economy decarbonization that the world needs, and the potential for extreme market shocks could profoundly impact the world’s most vulnerable people. Rather, the Alliance encourages members to conduct client engagement and education as the primary tool for engendering real-economy impact.”

The Proposal does not advocate for “immediate divestment from existing fossil fuel positions.”

The above statement from the NZBA is consistent with recommendations made last year by the UN Environment Programme Finance Initiative (UNEP FI), the convener of the NZBA, for credible net-zero commitments from financial institutions, which said:

“A financial institution establishing a net-zero commitment should begin aligning with the required assumptions and implications of IPCC 1.5°C no/low overshoot pathways as soon as possible…. All no/low overshoot scenarios indicate an immediate reduction in fossil fuels, signalling that investment in new fossil fuel development is not aligned with 1.5°C.”6 [emphasis added]

Intensity-based targets permit JPM to finance fossil fuel expansion while still meeting such targets.7 Financing of fossil fuel expansion is not aligned with JPM’s 1.5°C commitment.

Ukraine invasion reaffirms the need to minimize fossil fuel expansion

Millions of Ukrainians are losing their lives, homes and communities. Russia’s invasion underscores the urgent need to rapidly move away from fossil fuels and to transition to a secure, affordable and clean energy economy. The fossil fuel industry is seeking to exploit this crisis to lock in decades of fossil fuel dependence, but its demands will not help Ukrainians, European countries facing energy insecurity today, or consumers and small businesses feeling the impact of higher oil and gas prices. As long as the world relies on volatile global commodities like oil and gas, it will continue to be vulnerable to geopolitics and global bad actors propped up by them.

The invasion of Ukraine and the resulting energy insecurity and market turmoil make a compelling case for focusing on long-term solutions that contribute to secure, affordable and clean energy supplies across the globe. The Proposal relates to those long-term energy solutions – and the risks to JPM – by avoiding the new fossil fuel investments that would lock in more severe climate scenarios. New fossil fuel development does not help to fulfill the current energy shortfalls.

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6 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf, p. 15

7 By adding financing for lower-intensity assets like gas faster than for higher-intensity assets like coal and oil, carbon intensity goes down while absolute emissions go up. https://climateactionnetwork.ca/wp-content/uploads/2011/10/dsf-intensity-targets.pdf

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Any investments in new exploration and development would not result in increased production for many years. A recent study calculated that it takes a global average of 5.5 years to bring a conventional oil field from discovery to production and that it takes an average of 17 years for conventional oil fields to achieve maximum production.8 LNG liquefaction projects have historically taken 3-4 years to complete.9

The Institutional Investors Group on Climate Change, which represents investors with over $56 trillion in assets, recently responded to the Ukraine war by emphasizing the need to stay the course on the energy transition: “[a]dditional investment in oil and gas exploration today will not address immediate energy challenges as quickly as is needed and risks locking in fossil fuel assets that are not part of the energy transition.”10

Globally there are sufficient existing fossil fuel supplies if the world follows the net zero pathway consistent with a rapid expansion of clean energy. Banks that have already grappled with the need to stop financing new fossil fuel development have addressed the issue by phasing down financing over time, reducing the likelihood of impacts on near-term energy prices.

Greenwashing concerns about JPM’s NZBA commitment are warranted

Regulatory risk from greenwashing

Banking regulators are beginning to signal the importance of ensuring that banks’ public statements regarding climate align with their internal policies and strategies. The Office of the Comptroller of the Currency (OCC) recognized the risks of greenwashing in its recent proposal on climate accountability of banks, noting that “… where banks engage in public communication of their climate-related strategies, boards and management should ensure that any public statements about their banks’ climate-related strategies and commitments are consistent with their internal strategies and risk appetite statements.”11 Similarly, the ECB found in its recent financial stability review that: “While financial markets can play an important role in financing this [energy] transition, greenwashing concerns persist. These need to be tackled through better information, especially in relation to forward-looking commitments and plans, and enhanced standards, both to ensure that green finance effectively supports the transition and to foster efficient market mechanisms.”12 [emphasis added] JPM is exposed to the risk of regulatory penalties from continuing to finance new fossil fuel development which is in direct contradiction with its net zero commitment.

Shareholders have additional evidence for concern about the rigor and accountability of JPM’s and other major banks’ pledges and commitments. The Financial Services Forum, representing the eight largest U.S. banks including JPM, submitted a comment letter13 on the OCC’s draft climate risk principles, which asked that the banks not be held responsible for their public commitments but only for their statements about actions they are already taking. If such a principle was adopted, the banks could make forward-looking statements on climate risk (about emission targets, e.g.) without accountability for adhering to them.

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8 https://doi.org/10.1016/j.egycc.2020.100010

9 https://www.gti.energy/wp-content/uploads/2019/10/40-LNG19-04April2019-Zeal-Tom-paper.pdf

10 https://www.iigcc.org/news/the-impact-of-russias-invasion-of-ukraine-for-the-energy-transition/

11 https://www.occ.gov/news-issuances/news-releases/2021/nr-occ-2021-138a.pdf

12 https://www.ecb.europa.eu/pub/financial-stability/fsr/html/ecb.fsr202111~8b0aebc817.en.html

13 https://fsforum.com/a/media/fsf---occ-climate-principles-comment-letter.pdf

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The proponent has seen equivocal signals from JPM regarding its NZBA commitment. JPM revised its preliminary opposition statement to this Proposal by striking language referring to its membership in the NZBA and only portraying JPM as a supporter of the initiative.14 Although JPM continues to appear on the list of NZBA members,15 it is unclear what the Company signaled in choosing to delete the opposition statement reference to its “membership.”

Absolute emissions target allows shareholders and the Company to more effectively evaluate and monitor JPM’s commitment to net zero

UNEP FI‘s recommendations for credible net zero commitments from financial institutions addressed various approaches to reducing portfolio emissions. The approaches include “absolute contraction” or “[r]educing the absolute amount of carbon in the portfolio,” and “[e]conomic intensity-based” approach or “[a]chieving a greater carbon efficiency per dollar invested.” While JPM has published decarbonization targets based on carbon efficiency, UNEP FI emphasizes “…it is most convincing for investors to use an absolute contraction approach…”16 (original emphasis)

Targeting carbon intensity, without adopting absolute reduction targets, allows JPM to increase its financing for fossil fuels, including financing for new fossil fuel development. The Proposal is asking the Company to adopt an additional target for absolute emissions, which will allow shareholders and the Company to monitor JPM’s compliance with its NZBA commitment, which precludes financing of new fossil fuel development.

The Proposal’s request for an absolute reduction target is consistent with the SEC’s recently released proposed rule on mandatory climate disclosures,17 whichwould require both intensity-based and absolute emissions reporting for entities like JPM that have set targets.

Financial risk, capital requirements and reputation risk associated with JPM’s financing of fossil fuel expansion

Our Company’s CEO has declared the Company’s commitment to addressing climate change and to reach net zero financed emissions by 2050, including in testimony before the U.S. Congress.18 Yet, so far our Company’s expressed concerns and pledges have not led to a significant decrease in the amount of financing it provides to fossil fuels, the primary cause of climate change. Every year since the Paris Agreement, JPM has been the largest fossil fuel funder globally. It provided $382.4 billion in financing to coal, oil and gas clients during 2016-21.19

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14 Email from Stella Lee, Assistant General Counsel of JPMorgan Chase & Co., to Paul Rissman, Sierra Club Foundation Board Member, dated March 29, 2022. Copy on file with Sierra Club Foundation.

15 https://www.unepfi.org/net-zero-banking/members/

16 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf, pp. 11-14

17 https://www.sec.gov/rules/proposed/2022/33-11042.pdf

18 “Climate change is also one of the defining issues of our time. JPMorgan Chase first announced its Paris-aligned financing commitment in October 2020, which includes establishing carbon reduction targets for 2030 for some of the most carbon-intense sectors. We have created the Center for Carbon Transition to help our clients invest in lower-carbon solutions, and help them set a path for achieving net-zero emissions by 2050.” Testimony of CEO Jamie Dimon to U.S. Senate Committee on Banking, Housing, and Urban Affairs on May 26, 2021, found at https://www.banking.senate.gov/imo/media/doc/Dimon%20Testimony%205-26-21.pdf, p. 11

19 www.bankingonclimatechaos.org

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JPM is exposing shareholders to material financial, regulatory, litigation and reputational risks from continuing to finance new fossil fuel development in violation of its NZBA commitment.

The economic impacts of the Ukraine invasion have demonstrated how quickly asset values can shift as a result of a rapid global policy response. According to the International Energy Agency’s net zero scenario, in a 1.5°C aligned future, fossil fuel demand can be met with existing oil and gas fields and new fossil fuel development will be subject to a high degree of stranding. As the largest fossil fuel funder globally, JPM is exposed to a significant amount of asset stranding if it continues to finance new fossil fuel development projects. The amount of fossil fuel assets at risk of failure in a 1.5°C scenario is vastly greater than the amount of bad assets that the banks were exposed to during the sub-prime mortgage crisis, which almost brought down the banking system. Total write-downs globally from the mortgage crisis were estimated at $4.1 trillion (banks had two-thirds of this exposure)20 whereas the value of stranded fossil fuel assets arising from the energy transition could be $7-11 trillion, according to a recent study.21

Capital requirements

JPM is also exposed to a risk of higher capital requirements from continuing to be the largest financier of new fossil fuel development. Regulatory responses to climate change, including greater capital requirements for fossil fuel assets, appear likely. In a speech by the Vice-Chair of its Supervisory Board, the European Central Bank (ECB) signalled that “2022 will be the year that C&E [climate-related and environmental] risks become integrated in the day-to-day activities of our joint supervisory teams… These risks will come to form an integral part of our ongoing dialogue with supervised entities… This will ultimately influence banks’ minimum capital requirements.”22

Recent climate stress tests have found that banks could be significantly exposed to transition risk due to their fossil fuel exposure. A 2021 New York Federal Reserve Bank stress test focused on global banks with an aggregate market share of the oil and gas loan market of over 80%. In a stress scenario modeled after the 2020 energy price collapse, the test documented a substantial rise in banks’ sensitivity to transition-related climate risk and expected capital shortfall; banks with higher loan exposures to the oil and gas industry had a higher sensitivity to transition risk. The impact of the stress scenario was “sizable for the largest banks” corresponding to “20–30% of banks’ equity.”23 Another climate stress test on banks active in Hong Kong found that transition risk “will manifest itself in terms of increased credit risk exposures of the banks. The impact is particularly conspicuous under the disorderly [delayed] transition scenario… Higher credit cost, together with a significant increase in credit risk-weighted assets… will lead to a notable deterioration in the banks’ capital positions.”24 In this regard, it is notable that Jamie Dimon has stated with regard to federal regulation that, “[w]hen they figure out what they really want to stress test and it's really real, they probably will appoint capital.”25

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20 https://www.imf.org/en/News/Articles/2015/09/28/04/53/sores042109c

21 https://www.nature.com/articles/s41560-021-00934-2, p. 1139

22 https://www.ecb.europa.eu/press/key/date/2022/html/ecb.sp220218~c55e646426.en.html (Certain JPM subsidiary banks operating in the EU are supervised entities of the ECB.)

23 https://www.newyorkfed.org/medialibrary/media/research/staff_reports/sr977.pdf

24 https://www.hkma.gov.hk/media/eng/doc/key-functions/banking-stability/Pilot_banking_sector_climate_risk_stress_test.pdf

25 https://www.reuters.com/business/cop/wall-street-sees-first-fed-climate-change-review-2023-2021-11-17/

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Litigation and reputation risk

With new fossil fuel development subject to a high risk of stranding, JPM may be exposed to heightened litigation risk from its underwriting activities. Selling clients securities that JPM knows, or should know, are at a high risk of failure, could lead to costly lawsuits in the future. Similar litigation risks materialized from JPM’s mortgage sales in the 2008 financial crisis.26

JPM is also exposed to reputational and litigation risks if it does not live up to the net zero commiment it has made. With greater regulation of climate-related disclosures anticipated in the future, the risks associated with making misleading claims could increase. JPM will face reputational risk and potentially costly lawsuits if it continues to finance new fossil fuel development while claiming alignment with its net zero commitment.

JPM’s peers have already adopted absolute contraction targets for financed emissions

JPM is lagging behind its global peers in failing to set an absolute emissions target. Several of the largest global banks have established absolute emissions targets for their energy sector portfolios. HSBC has a target of reducing absolute emissions by 34% for the oil and gas sector by 2030.”27 Citigroup’s 2030 targets include a 29% absolute reduction in financed emissions for the energy sector.28 Barclays is seeking to reduce its energy portfolio absolute emissions by 15% by 202529 and Lloyds is targeting a 50% reduction in absolute emissions for the oil and gas sector by 2030.30 Even Canadian banks, known for their significant fossil fuel funding activities, are starting to set absolute targets. Recently, Bank of Montreal announced its 2030 target of a 24% reduction in absolute scope 3 emissions for oil and gas sector,31 and RBC’s CEO suggested that his bank will target absolute emissions, which he said “are the only ones that really count over time.”32

How does Proposal 9 compare with Proposal 4 on the Company’s proxy statement?

Proposal 9 focuses on asking the Company to issue a report that sets absolute emission targets, and requests that the report address, in the board's discretion, the lack of need for new fossil fuel development beyond projects already committed as of 2021. Proposal 4, in contrast, requests that the company adopt a policy by the end of 2022 in which the Company takes available actions to help ensure that its financing does not contribute to new fossil fuel supplies that would be inconsistent with the IEA's Net Zero Emissions by 2050 Scenario. The two proposals take different but complementary approaches to the question of consistency of Company practices with its net zero commitment. The Proponent encourages shareholders to vote in favor of both proposals.

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26 https://www.reuters.com/article/us-jpmorgan-settlement/jpmorgan-agrees-13-billion-settlement-with-u-s-over-bad-mortgages-idUSBRE9AI0OA20131120

27 https://www.hsbc.com/news-and-media/media-releases/2022/hsbc-sets-financed-emissions-targets-for-oil-and-gas-power-and-utilities

28 https://blog.citigroup.com/2022/01/our-approach-to-net-zero-by-2050/

29 https://home.barclays/sustainability/addressing-climate-change/reducing-our-financed-emissions/our-climate-dashboard/

30 https://www.lloydsbankinggroup.com/assets/pdfs/investors/financial-performance/lloyds-banking-group-plc/2021/q4/2021-lbg-climate-report.pdf, p. 32-33

31 https://our-impact.bmo.com/wp-content/uploads/2022/03/BMO_2021_Climate-Report_EN_FINAL.pdf, pp. 30-35

32 https://www.bloomberg.com/news/articles/2022-04-11/banks-net-zero-lending-ambitions-hit-snags-in-oil-rich-canada

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Conclusion

JPM will face financial, regulatory and litigation risks if it does not stop financing new fossil fuel development, which contributes to catastrophic climate change. Since the Company’s board has failed to adequately manage these risks, support from shareholders for the Proposal is requested to ensure that their long-term interests are protected.

Shareholders are urged to vote FOR Proposal No. 9.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Sierra Club Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Sierra Club Foundation urges shareholders to vote for Item No. 9 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Sierra Club Foundation as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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